MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Schlumberger Limited (Schlumberger N.V.)

DATE:	March 11, 2005

RE:	Preliminary Proxy Statement on Schedule 14A Filed March 10, 2005 File No. 1-04601

We have read Rule 14a-4(a)(3) under the Securities Exchange Act of 1934, as amended, and the September 2004 Interim Supplement (the “September 2004 Supplement”) to the Manual of Publicly Available Telephone Interpretations published by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission. Under Rule 14a-4(a)(3), a proxy must “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” The September 2004 Supplement provides examples of corporate governance-related and control-related provisions that generally would be required to be set out as separate proposals in a proxy statement (e.g., proposals regarding a classified or staggered board, limitations on the removal of directors, supermajority voting provisions, delaying the annual meeting for more than a year, elimination of ability to act by written consent, and/or changes in minimum quorum requirements).

The above-referenced proxy statement currently provides for separate stockholder votes on the mandatory and voluntary amendments to our Articles of Incorporation. It is our understanding that the Staff is of the view that each voluntary amendment should be in the form of a separate stockholder proposal to the extent such amendment would be material to a reasonable investor. We are of the view that none of the proposed voluntary amendments to be included in the definitive proxy statement are individually material, and, therefore, we do not believe any such amendment should be included in the definitive proxy statement as a separate proposal.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call J. David Kirkland, Jr. at (713) 229-1101, Sean T. Wheeler at (713) 229-1268 or Patrick Whitman at (713) 229-4062 if you have any questions about the above responses, or require any further information.